Founder Group Limited

April 17, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Attention:	Frank Knapp
Jennifer Monic
Ronald (Ron) E. Alper
David Link

Re:	Founder Group Limited Draft Registration Statement on Form F-1 Submitted February 21, 2024 CIK No. 0001989930

Ladies and Gentlemen:

Founder Group Limited (the “Company,” “we,” or “us”) hereby transmits its response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated March 19, 2024, regarding its Draft Registration Statement on Form F-1 submitted on February 21, 2024. For ease of reference, we have repeated the Commission’s comments in this response letter and numbered them accordingly. An amended Draft Registration Statement on Form F-1 (the “Amended Draft Registration Statement”) is being confidentially submitted to accompany this response letter.

Draft Registration Statement on Form F-1, submitted February 21, 2024

General

1. Please disclose on the cover page as well as elsewhere as appropriate whether controlling shareholders will beneficially own a majority of the aggregate voting power of your issued and outstanding ordinary shares. Please include disclosure to identify the percentage of voting power to be held by the controlling shareholders following the offering. Additionally, please disclose, if true, that the controlling shareholders will have the ability to determine all matters requiring approval by stockholders in the event that you rely on the controlled company exemptions under the Nasdaq listing rules.

Response: In response to the Staff’s comment, we have revised our disclosure on the cover page and page 18 of the Amended Draft Registration Statement, to address the comments raised above.

2. Please include the information contained in note 20 to the financial statements in an appropriate location in the narrative disclosure.

Response: In response to the Staff’s comment, we have revised our disclosure on pages 2, 36 and 98 of the Amended Draft Registration Statement accordingly.

3. Please revise to provide a conversion from RM to USD for all figures provided for December 31, 2021 or advise.

Response: In response to the Staff’s comment, we respectfully advise the Staff that according to the Financial Reporting Manual 6620.5, “Dollar equivalent or convenience translations are generally not permitted, except that a convenience translation may be presented only for the most recent fiscal year and any subsequent interim period.” Therefore, we believe that a conversion from RM to USD for all figures provided for December 31, 2021 is not required.

Prospectus Summary, page 1

4. Please revise to disclose the original shareholders of Founder Energy (Malaysia).

Response: In response to the Staff’s comment, we have revised our disclosure on pages 2 and 36 of the Amended Draft Registration Statement to disclose the original shareholders of Founder Energy (Malaysia).

5. We note the statement that you will experience immediate and substantial dilution. Please revise to indicate the amount of dilution on page 4.

Response: In response to the Staff’s comment, we have revised our disclosure on pages 4 and 19 of the Amended Draft Registration Statement to indicate the amount of dilution.

Risk Factors

We face risks associated with concentration of revenue from a few large clients..., page 10

6. Please disclose the names of the customers in the first paragraph.

Response: In response to the Staff’s comment, we have revised our disclosure on page 10 of the Amended Draft Registration Statement accordingly.

We are exposed to risks related to concentration of suppliers..., page 10

7. We note the statement that “[a]ccording to the distributorship agreement, Xiamen Solar First Energy Technology Co. Ltd. became our exclusive solar mounting systems supplier, which potentially restricts us from sourcing the mounting system from other suppliers in the event that the distributorship agreement may not be terminated prematurely without cause.” Please clarify this disclosure.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we have communicated with Xiamen Solar First Energy Technology Co. Ltd. and clarified our understanding of the provisions of the distributorship agreement. The distributorship agreement does not restrict us from sourcing the mounting system from other suppliers and we have revised our disclosure on page 11 of the Amended Draft Registration Statement accordingly.

Risk Factors

“We are an ‘emerging growth company’ within the meaning of the Securities Act...”, page 23

8. You disclose on page 24 your intention to take advantage of the extended transition period for complying with new or revised accounting standards. This election does not apply to entities that prepare financial statements in accordance with IFRS as issued by the IASB. Please advise or revise your disclosure as necessary.

Response: In response to the Staff’s comment, we have deleted such risk factor on page 24 of the Amended Draft Registration Statement.

Recently introduced economic substance legislation of the British Virgin Islands..., page 25

9. We note the statement “despite our headquarters physically being in China.” Please revise or advise.

Response: In response to the Staff’s comment, we have revised our disclosure on page 26 of the Amended Draft Registration Statement.

Capitalization, page 33

10. Please tell us how you determined it was unnecessary to reflect a line item for your indebtedness within your capitalization table. Please refer to Item 3B of Form 20-F.

Response: In response to the Staff’s comment, we have revised our disclosure on page 34 of the Amended Draft Registration Statement accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 38

11. Please expand your disclosures on page 41 to explain the year-over-year increase in other operating expenses from RM133,599 in 2021 to RM998,604 in 2022 and directors’ fees from RM173,985 in 2021 to RM527,742 in 2022.

Response: In response to the Staff’s comment, we have revised our disclosure on pages 41 and 42 of the Amended Draft Registration Statement to expand our disclosure regarding other operating expenses and director’s fees. In addition, we have revised our presentation on Results of Operations, on page 39 and 40 of the Amended Draft Registration Statement, to classify expenses by function in response to Staff’s comment number 19 below.

Critical Accounting Policies and Estimates, page 48

12. We note that some of your disclosures here appear to be the same as your summary of significant accounting policies disclosures in Note 2 to your Consolidated Financial Statements. Please revise to only include a discussion of critical accounting estimates that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on the financial condition or results of operations. For each such critical accounting estimate your revised disclosure should include qualitative and quantitative information necessary to understand the estimation uncertainty, how much the estimate and/or assumption has changed over a relevant period, and the sensitivity of the reported amounts to the material methods, assumptions and estimates underlying its calculation. We refer you to Regulation S-K Item 303(b)(3).

Response: In response to the Staff’s comment, we have revised our disclosure on page 50 of the Amended Draft Registration Statement accordingly

Regulations

Regulations Relating to Our EPCC Services in Malaysia

Construction Industry Development Board Malaysia Act 1994, page 82

13. We note the statement “Founder Energy (Malaysia) has breached Section 34(1) of the CIDBA 1994 by failing to declare and submit 37 contracts to CIDB.” Please revise to provide appropriate risk factor disclosure.

Response: In response to the Staff’s comment, we have revised our disclosure on pages 10 and 75 of the Amended Draft Registration Statement to disclose the risks related to such non-compliance.

Regulations Relating to Environment and Safety

Occupational Safety and Health Act 1994, page 83

14. Please revise to disclose whether you believe you are in compliance with the applicable occupational safety and health laws and regulations.

Response: In response to the Staff’s comment, we have revised our disclosure on page 76 of the Amended Draft Registration Statement to disclose that we are in compliance with the applicable occupational safety and health laws and regulations.

Compensation of Directors and Executive Officers, page 90

15. We note your statement that “Our Malaysian subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her statutory benefits.” Advise us whether the Malaysian subsidiaries have made the required contributions for the employee’s statutory benefits.

Response: In response to the Staff’s comment, we have revised our disclosure on page 82 of the Amended Draft Registration Statement to disclose that our Malaysian subsidiaries have made the required contributions for the employee’s statutory benefits and are in compliance with relevant laws and regulations.

Principal Shareholders, page 92

16. Please revise the footnotes to clarify the ownership interests in Reservoir Link Energy Bhd and Reservoir Link Holdings Sdn Bhd held by Thien Chiet Chai.

Response: In response to the Staff’s comment, the chart below clarifies the ownership interests among Founder Group Limited, Reservoir Link Energy Bhd., Thien Chiet Chai and Reservoir Link Holdings Sdn. Bhd. We have also revised our disclosure on pages 84 and 85 of the Amended Draft Registration Statement.

Related Party Transactions, page 94

17. Please add Thien Chiet Chai to the disclosure in this section or advise us as appropriate.

Response: In response to the Staff’s comment, we respectively advise the Staff that for fiscal years 2021, 2022, 2023 and up to the date of this prospectus, no related party transactions occurred between the Company and Thien Chiet Chai. However, we added disclosure on page 86 of the Amended Draft Registration Statement that Thien Chiet Chai is a director of certain of our related parties.

Consolidated Statements of Profit or Loss and Other Comprehensive Income/(Loss), page F-6

18. It appears that the line item for cost of sales excludes all depreciation; as such, it appears that you are reporting a figure for income before depreciation expense (i.e. Gross Income). Please address the following:

●	Please tell us how you considered the guidance in SAB Topic 11.B. in your determination to present the line item “Gross Income.” Alternatively, please revise to remove this subtotal.

●	Please tell us how you considered the guidance in SAB Topic 11.B. in your determination that it was appropriate to label “Cost of sales” as such. Alternatively, please relabel this line item as “Cost of sales, exclusive of depreciation shown separately below.”

●	Please tell us how you considered the utilization of each fixed asset component in your operations in concluding that no depreciation expense was to be allocated to cost of sales.

Response: In response to the Staff’s comment, we have revised our disclosure on profit and loss as detailed on page F-6 of the Amended Draft Registration Statement. Specifically, we have reclassified the depreciation of fixed assets directly associated with the satisfaction of our performance obligation to customers as part of our cost of sales. Depreciation expenses related to other fixed assets have been reclassified under selling and administrative expenses.

19. Please tell us what consideration you gave to including in your footnotes a breakout of fiscal year 2022 “Other operating expenses” by nature. Reference is made to paragraph 104 of IAS 1.

Response: In response to the Staff’s comment, we have revised our presentation on profit on loss on page F-6 of the Amended Draft Registration Statement to classify expenses by function, with additional revisions on pages F-24 and F-25 for depreciation and amortization expenses and employee benefits expenses.

20. We note your disclosure on page F-22 that you had RM8,461,945 and RM22,886,535 of related party revenue for the years ended December 31, 2022 and December 31, 2021, respectively. Please address the following:

●	Please tell us how you complied with Rule 4-08(k) and Rule 5-03 of Regulation S-X, or tell us how you determined it was unnecessary to disclose the amount of related party revenue separately on the face of your Consolidated Statements of Profit or Loss and Other Comprehensive Income/(Loss).

●	We refer you to your footnote 5 regarding the acquisition of assets and business from Solar Bina Engineering Sdn. Bhd. (“Solar Bina”) on July 31, 2021. We further note your disclosure that such acquisition was accounted for as a business combination under common control. As such, please clarify for us why you have recorded revenue from Solar Bina for the years ended December 31, 2022 and December 31, 2021.

Response: In response to the Staff’s comment, we have revised our presentation of profit or loss on pages F-6 of the Amended Draft Registration Statement accordingly, to present revenue, other income and expenses by function from related party separately.

Revenue, including cost of sale and employee related expenses, from/incurred by Solar Bina Engineering Sdn. Bhd. on or before July 31, 2021 were consolidated under same reporting entity, i.e. Founder Group Limited, pursuant to the Business and Asset Transfer Agreement effectively dated July 31, 2021, between Solar Bina Engineering Sdn. Bhd. and Founder Energy Sdn. Bhd., at the earlier of the required reporting period (January 1, 2021) or the date of acquisition under common control (July 31, 2021).

Revenue, cost of sale and all other expenses that occurred after July 31, 2021 were not consolidated under the same reporting entity; despite being under common control indirectly, the reporting entity has no direct control over Solar Bina Engineering Sdn. Bhd. As such, any revenue between Solar Bina Engineering Sdn. Bhd. and Founder Group Limited and its subsidiaries was reported as revenue from related party.

Consolidated Statements of Changes in Equity, page F-7

21. We refer you to the three line items for the acquisition of Founder Energy Sdn. Bhd., Solar Bina Assets and Solar Bina Business. Please clarify what is meant by “at a discount under common control” within the description of these line items. Please clarify for us, and in your filing, if such line items are the result of you recognizing the assets and liabilities relates to these transactions at the historical cost of the parent of the entities under common control.

Response: In response to the Staff’s comment, we have revised our disclosure on pages F-17 and F-18 of the Amended Draft Registration Statement, to further discuss on the basis of acquisition of said company and assets at a discount under common control.

On July 31, 2021, Founder Energy Sdn. Bhd. enter into the Business and Asset Transfer Agreement with Solar Bina Engineering Sdn. Bhd., acquiring renewable energy, mounting structure system, building structural design and installation, solar system installation services and project management business, under common control.

The net asset value of transferred inventory and other assets by Solar Bina Engineering Sdn. Bhd. as of January 1, 2021 amounted to RM1,375,507, whereby the net asset value of inventory and other assets as of July 31, 2021 amounted to RM1,020,236, which is also the amount of consideration stipulated in said agreement. As such, the Company accounted the bargain purchase, as other reserve in equity amounting to RM355,271.

Business transferred from Solar Bina Engineering Sdn. Bhd., resulted in a loss of RM49,722, which Founder Energy Sdn. Bhd. acquired without consideration. As such, the Company accounted the bargain purchase, as other reserve in equity amounted to RM49,722.

On June 14, 2023, Founder Group Limited acquired 100% of the equity interests of Founder Energy Sdn. Bhd., an entity under common control, with a paid up capital of RM1,300,000, for a consideration of USD$1. As such, the Company accounted for the bargain purchase as merger reserve in equity amounting to RM1,299,995.

Consolidated Statements of Cash Flows, page F-8

22. Please clarify for us the nature of the line item “Effect from business combination under common control.” Within your response, please clarify for us if this item is reflected on your consolidated statements of profit or loss and other comprehensive income/(loss). Please refer to any authoritative accounting literature management relied upon.

Response: The line item “Effect from business combination under common control” refers to the impact resulting from the acquisition of business and assets from Solar Bina Engineering Sdn. Bhd. and the acquisition of 100% of the equity interests of Founder Energy Sdn. Bhd.

The acquisition of assets from Solar Bina Engineering Sdn. Bhd. and Founder Energy Sdn. Bhd. is only reflected in the statement of financial position.

The acquisition of business from Solar Bina Engineering Sdn. Bhd. is reflected in the statement of profit or loss and other comprehensive income/(loss).

In response to the comment on referral to authoritative accounting literature, management relied on a number of references, including:

Item 2(c), IFRS 3 Business Combination states that a combination of entities or businesses under common control is excluded from IFRS 3. On April 2023, IFRS published an update surrounding business combination under common control, Staff Paper Agenda Reference 23 outlining preliminary views and feedback summary on the treatment of business combination under common control. As stated in such paper, neither the acquisition method nor a book-value method should be applied to all business combination under common control:

1.	The acquisition method should be applied if a business combination under common control affects non-controlling shareholders of the receiving entity, subject to the cost-benefit trade-off and other practical considerations (NCS principle); and

2.	The book-value method should be applied to all other business combination under common control, including combinations between wholly-owned entities. Under the book-value method:

a.	The receiving entity should use the transferred entity’s book values;

b.	The receiving entity should recognize as equity any difference between the consideration paid and the book value of assets and liabilities received;

c.	The receiving entity should recognize transaction costs as an expense; and

d.	The receiving entity should include the assets, liabilities, income and expenses of the transferred entity prospectively.

It should be highlighted that the International Accounting Standard Board has not yet issued a formal statement, as such, entities are allowed to develop their own accounting policies in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to account for such business combinations.

It is also worth highlighting that Agenda Paper 23A published on September 2019 stated a desktop review of business combinations under common control applying IFRS Standards reported in annual reports filed between 1 January 2018–31 March 2019. Out of 251 transactions to which a form of predecessor approach was applied:

1.	The retrospective approach accounted for 198 transactions; and

2.	The prospective approach accounted for 44 transactions.

As such, the Company decided to adopt predecessor approach for business combination under common control stated in the IASB Agenda Reference 23B published on July 2019. Predecessor approach is referred to in IFRS as pooling of interest method encompassing the following approach for a business combination transaction:

1.	The book value method is used for the measurement of assets and liabilities transferred from the transferring entity to the receiving entity, at book value of the transferring entity;

2.	Retrospective method for presentation purpose to reflect such business combination under common control at the earlier of:

a.	Later of beginning of the reporting period or the date of common control inception; or

b.	The date of the business combination under common control

3.	Accounts for the difference in consideration transferred or obligation assumed by the receiving entity and net book value of the transferring entity as merger reserve in equity; and.

4.	Acquisition-related costs are expensed as incurred.

Notes to Consolidated Financial Statements, page F-9

23. We note your identification and presentation of operating results for your “Large-scale Solar Projects” and “Commercial & Industrial Projects” reportable segments on page 41, yet you exclude segment-related footnote disclosures pursuant to IFRS 8. Please advise or revise.

Response: In response to the Staff’s comment, we have revised our disclosure on page F-27 of the Amended Draft Registration Statement to include notes on segment reporting.

2. Summary of Significant Accounting Policies, page F-10

24. Please revise your filing to include a policy note for your accounting for warranties, or tell us how you determined such policy note is not necessary.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we believe that such policy note is not necessary. According to IAS 37, paragraph 14(b), it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation. Throughout our operating history, our clients have never previously claimed warranty services. Therefore, we have determined it unnecessary to provide specific notes regarding the provision of warranties. Instead, given the absence of any historical claims from our customers, we classify warranties as contingent liabilities, as the likelihood of outflows is deemed improbable.

5. Acquisition of Assets and Business from Solar Bina Engineering Sdn. Bhd, page F-18

25. We note your disclosure that you acquired assets and business of Solar Bina on July 31, 2021. We further note that you determined that Solar Bina was controlled by Mr. Lee Seng Chi. Additionally, we note your disclosure that Mr. Lee Seng Chi acted as the Chief Executive Officer for Solar Bina from 2015 to 2021. Please address the following:

●	Please tell us how you determined that Solar Bina was controlled by Mr. Lee Seng Chi.

●	Please tell us when you began presenting the operations related to such assets and such business within your consolidated financial statements. Please tell us your basis for using that date.

Within your response, please cite any authoritative accounting literature management relied upon.

Response: We respectively advise the Staff that on July 7, 2017, Mr. Lee took control of Solar Bina Engineering Sdn. Bhd. by acquiring 100% of the equity interests held by its then shareholders. On April 13, 2021, Mr. Lee incorporated Founder Energy Sdn. Bhd. and owned 100% of its equity interests.

On July 31, 2021, Founder Energy Sdn. Bhd. entered into a Business and Asset Transfer Agreement with Solar Bina Engineering Sdn. Bhd., acquiring renewable energy, mounting structure system, building structural design and installation, solar system installation services and project management business from Solar Bina Engineering Sdn. Bhd. Therefore, we began to present the operations related to such assets and business following the date the agreement was signed. As such, we believe the transfer of business and assets falls between entity under common control.

The Company adopts a retrospective approach to present the operation of Solar Bina Engineering Sdn. Bhd., as if the acquisition of business took place at the beginning of the reporting period, January 1, 2021 up to the agreement date of July 31, 2021.

Operations occurred after July 31, 2021, were not consolidated under the same reporting entity. Despite being under common control indirectly, the reporting entity, Founder Energy Sdn. Bhd., has no direct control over the transferring entity, Solar Bina. As such, any transaction between Solar Bina and Founder Group Limited and its subsidiaries were reported as transaction from related parties.

Please refer to our response to comment number 22 above for accounting literature that management relied upon, for accounting for acquisition under common control.

26. Please clarify for us the nature of the RM1,020,236 consideration transferred by Founder Energy Sdn. Bhd.

Response: In response to the Staff’s comment, we have revised our disclosure on page F-18 of the Amended Draft Registration Statement to clarify the nature of the RM1,020,236 consideration transferred by Founder Energy Sdn. Bhd. The RM1,020,236 refers to the consideration stipulated in the Business and Asset Transfer Agreement, which is equivalent to the net book value of assets transferred from Solar Bina Engineering Sdn. Bhd. to Founder Energy Sdn. Bhd. as of July 31, 2021, consisting of a variety of fixed assets amounting to RM 491,524.98 and inventory amounting to RM 528,711.13.

15. Revenue, page F-24

27. Based on your disclosures on pages 74-75, it appears that you may have revenue generating projects that exceed one year. As such, please tell us how you have complied with the disclosure requirements of paragraph 120 of IFRS 15 with respect to your remaining performance obligations.

Response: In response to the Staff’s comment, we have revised our disclosure on page F-24 of the Amended Draft Registration Statement to include notes to disclose the aggregate amount of the transaction price allocated to the performance obligations that are unsatisfied (or partially unsatisfied) as of the end of the reporting period and the expected completion timeframe in we will satisfy outstanding performance obligation.

20. Subsequent Events, page F-27

28. Please revise to disclose the date when the financial statements were authorized for issue and who gave that authorization. If applicable, please also disclose who has the power to amend the financial statements after issue. We refer you to IAS 10.17.

Response: In response to the Staff’s comment, we have revised our disclosure on page F-28 of the Amended Draft Registration Statement to disclose the date when the financial statements were authorized for issue and who gave that authorization. We also disclosed who has the power to amend the financial statements after issue.

We thank the Staff for its review of the foregoing. If you have further comments, please do not hesitate to forward them by electronic mail to our counsel, Ying Li at yli@htflawyers.com or by telephone at 212-530-2206.

Very truly yours,

/s/ Lee Seng Chi
Name: Lee Seng Chi
Title: Chief Executive Officer, Director, and Chairman of the Board of Directors

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC